HOTGATE TECHNOLOGY, INC.

RM 1602, AITKEN VANSON CENTRE
61 HOI YUEN ROAD
KWON TONG, KOWLOON K3 0000000
(852) 22700660

January 15, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Stephen Krikorian and Morgan Youngwood

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Hotgate Technology, Inc.

Form 8-K/A filed September 24, 2008

Form 10-Q for the quarterly period ended August 31, 2008

Filed on October 16, 2008

File No. 333-129388

Dear. Messrs. Krikorian and Youngwood:

This letter is in response to your correspondence dated December 17, 2008 requesting certain revisions to the Form 8-K/A filed by Hotgate Technology, Inc. (the “Company”) on September 24, 2008 and the Form 10-Q for the quarterly period ended August 31, 2008 filed on October 16, 2008.  We have responded to all of your requested changes to the Form 8-K/A and Form 10-Q referenced above as indicated below.

Form 8-K/A filed on September 24, 2008

Section 9-Financial Statements and Exhibits

Consolidated Statements of Changes in Stockholders’ Deficits, page 21

1.

We have changed the wording in the consolidated statement of stockholders’ deficit to read “Shares issued for the acquisition of a subsidiary.”

Consolidated Statements of Cash Flows, page 22

2.

 We could not locate this caption in the consolidated statements of cash flows, but the comment is noted for future filings.

3.

The amounts due to a minority shareholder resulted from amounts due to this related party from the normal course of business operations.  The amounts due to a minority shareholder would otherwise be classified as trade accounts payable but the Company as disclosed this liability separately due to the related party nature of the liability.

Note 1-Organization and Principal Activities, page 23

4.

During the years ended May 31, 2008 and 2007, the Company offered only the Hotgate Hospitality Solution to its customers.  The Wi-Fi Hotspot Solution did not generate any revenues, any expenditures or any capital expenditures.  The

Company is considering this source of revenues in the future.  The disclosures in the 8K have been amended to correctly reflect the principal activities of the Company.  The Company operates only one business activity, no segment reporting or disclosures are necessary.

Note 4-Summary of Significant Accounting Policies

Intangible Assets, page 26

5.

Management has determined that the computer voice systems will provide an economic benefit to the Company over a ten year period, without any significant enhancements to the system.  Management has also determined that the systems will not be obsolete during that time period.  Management has also determined that the computer hardware and software will have an economic benefit of five to ten years based upon the type of asset.  Management does not expect to replace the hardware and/or software within the five to ten year period.

(j) Revenue Recognition, page 27

6.

During the years ended May 31, 2008 and 2007, the Company did not generate any revenues or expenses from the Wi-Fi Hotspot Solution.  The Company recognizes revenues from the sale and installation of its voice systems to its customers.  The Company sells its voice systems as one accounting unit, although there is a hardware and a software component to each of the sales and installations.  The Company records the revenues when the systems are installed at the customer’s location.  The Company does not sell “bundled software” or “bundled systems.”  The Company also provides maintenance services for the systems that are installed by the Company.  The Company records revenues from the maintenance services when the service is rendered to the customers.  The disclosures in the 8K have been amended to more accurately describe the business activities of the Company.  The Company has also added additional disclosures to its revenue recognition policies in the footnotes to the financial statements.

7.

The Company has added additional disclosures to the revenue recognition policies in the footnotes to the financial statements.

8.

The Company does not share profits with hotels according to online concierge and internet usage of their guests.  The Company has amended its disclosures in the 8K to more accurately describe the business activities of the Company.

9.

Management has determined that the sales to and the purchases from Redtone should be reported on a net basis following the guidance in EITF 99-19.  Redtone was a reseller of long distance calling services.  Redtone was the primary obligor of the arrangement and assumed the credit risk in the transaction. The Company is restating its financial statements to report the net revenues/expenses involving Redtone as Other Income/Expense in the financial statements.  The Company has terminated its relationship with Redtone and has not continued its business relationship with Redtone subsequent to the May 31, 2008 balance sheet date.

10.

The Company utilizes strategic partners to assist in the marketing of the Company’s products.  The Company does not utilize resellers of its own products when making sales to the end users.  Sales of the Company’s products are only made by the Company – the Company does not use resellers in selling products to the end users.  Management is amending its disclosures in the 8K to accurately reflect the usage of strategic partners in its marketing efforts.

Note 7-Accounts Receivable and Concentration of Credit Risk, page 29

11.

Management has not incurred any write-offs of its accounts receivable during the years ended May 31, 2008 and 2007.  The majority of the accounts receivable at May 31, 2008 was from one customer and that amount, as well as the total of the accounts receivable, was collected within the terms of the contractual arrangements subsequent to year end.  There were no write-offs of accounts receivable during the years ended May 3, 2008 and 2007.

Note 11-Income Taxes and Deferred Tax Liabilities, page 31

12.

The Company has added additional disclosures to the income tax footnote disclosure (Note 11) to comply with SFAS 109 and FIN 48.

Note 12-Related Party Transactions, page 32

13.

The sales to and purchases from Redtone during the fiscal years ended May 31, 2008 and 2007 were for the reselling of long distance calling services.  The activities from these transactions should be reported on a net basis following the guidelines of EITF 99-19.  There were no management fees paid to Redtone during the years ended May 31, 2008 and 2007.  The payments originally reported as management fees were for consulting expenses paid to an unrelated third party.  The Company has amended its footnote disclosures to accurately report these activities.

Note 14-Contingencies and Commitments, page 33

14.

The holding company in its initial registration with the PRC, had agreed to have $1,000,000 of capital contributed to the Company within the first two years of operation.  This is not a liability of the Company.  It is a requirement of the PRC that the Company be capitalized with $1,000,000 with the first two years of operations of the Company.

Form 10-Q for the quarterly period ended August 31, 2008

Financial Information

Condensed Consolidated Balance Sheet, page 4

15.

A condensed consolidated balance sheet has been included in the amended filing.

Item 4T. Controls and Procedures, page 20

16.

These changes have been made and will be reflected in all future filings of the Company.

17.

These changes have been made and will be reflected in all future filings of the Company.

18.

These changes have been made and will be reflected in all future filings of the Company.

As requested in your letter, we are providing you with redlined, compared copies of this Amended 8-K/A that show the many changes made to this document.

As required in your letter, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801)303-5730 with any questions or concerns.

Sincerely,

/s/ Wee Tak Pang

Wee Tak Pang, CEO